

INVEST IN **FRANZESE WINE**

A rapidly growing wine from the world's first vineyards with a compelling story of transformation

franzesewine.com Roseville, CA Alcohol & Vice Distillery & Vineyards

Highlights

1. Unique wine from the World's First Vineyards

2. Big online and social media reach with over 2 million followers

3 Solid potential exit based on forecast growth in the wine and spirits category (not guaranteed)

Featured Investor



Elliot Burton

Invested $50,000

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Syndicate Lead
Golf enthusiast

"The uniqueness of Franzese Wine from Mount Ararat, Armenia, the worlds oldest vineyard, has been developed to be customer centric and importantly, reflective of a story, resonates with myself & purchasers, this is not the only part of their success to this point however, with Mr Michael and Sam's commercial acumen, combined with the product itself, creates a strong synergy, it is very hard to find such a powerful synergy and is the perfect recipe for a successful venture.Mr Michael & Sam have strategic vision, entrepreneurialism and continuous eye for growth which is attractive for investors & is evidenced in their expansion over the past 18 months. I feel honoured to be involved with this and be part of the journey and am very excited for what the future holds."

Our Team



Samvel Hakobyan Co-Founder and CEO

Entrepreneur, Marketer, and Operator. Creating a Movement Beyond the Bottle



Michael Franzese Co-Founder

2nd biggest money maker in mob history after Al Capone, making $8M a week. Found God and turned life around, and now shares the story of Transformation across the world

Franzese Wine - A Sip You Can't Refuse

From Mobster to Winemaker: A Story of Second Chances

Michael Franzese was once one of the most powerful mob bosses in America — a made man in the notorious Colombo crime family, generating tens of millions per week. Today, he's a transformed man: a faith-driven entrepreneur, bestselling author, and motivational leader who traded a life of crime for a life of purpose.

Franzese Wine isn't just about pouring great wine. It's about pouring meaning into every bottle. It's about legacy, redemption, and rewriting your story.


MOST WANTED WINE FROM THE MOST WANTED MAN
Michael Franzese
• FORMER MAFIA BOSS
• WORLD RENOWN SPEAKER
• A TESTEMENT FOR TRANSFORMATION

Our Wine Comes From the Birthplace of Wine Itself

Wine Itself

We chose Armenia because it's the **birthplace of wine**. Over 6,000 years ago, in the **Areni-1 Cave**, the world's oldest winery was discovered — complete with ancient fermentation vats and grape residue.

The indigenous **Areni grape** has survived centuries of change, growing in volcanic soil and producing bold, expressive wines with deep historical roots.

By sourcing from Armenia, we're not just making wine — we're reviving the **original winemaking tradition** and honoring a land where the story of wine began.


WHY ARMENIAN WINE?
Rooted in Tradition: The Birthplace of Wine.
• GROWING POPULARITY IN INTEREST FOR ANCIENT WORLD WINES
• UNIQUE TASTE FROM HIGH ELEVATED REGIONS
• FIRST TO NATIONAL MARKET IN U.S.
Mt.Ararat

A Movement of Transformation, Legacy, and Redemption

Franzese Wine is more than just a wine company. It's a **mission-driven lifestyle brand** with a story that resonates. Michael's personal transformation is central to everything we do — because we believe everyone deserves a second chance. Our community is growing fast — wine lovers, fans of Michael, and people seeking purpose are rallying

behind this message.

With **$0 marketing spend**, Michael Franzese has reached **over 2 billion people** — thanks to his **captivating life story** and magnetic presence. His rare perspective and authenticity make him an ideal podcast host and a powerful storyteller, drawing in millions organically. This widespread interest in his journey creates **built-in visibility and free promotion** for Franzese Wine, making it a brand people are naturally drawn to and curious about.

BEFORE AND AFTER OUR LAST WEFUNDER CAMPAIGN



MEDIA AND ONLINE REACH
Michael's compelling story of fame, prestige, love and fear has been featured throughout the country on high profile media, as well as youtube and other social media platforms.
MICHAEL HAS BEEN FEATURED ON THE FOLLOWING NETWORKS:
PODCASTS AND ONLINE APPEARANCES
Insider
13M+ Views
Mike Tyson
12M+ Views
BuzzFeed
40M+ Views Combined
DJ Vlad
20M+ Views Combined
Valuetainment
20M+ Views Combined
Soft White Underbelly
5M+ Views
and many more...
Michael Franzese
(managed by Franzese Wine)
YouTube
Current Subscribers
1.6 MILLION+
Total Views
1BILLION+
Social Media Followers
900K+
Impressions:
2BILLION+



WINE BUSINESS
The Homepage for the Wine Industry
Forbes
Top Wine Trends For Fall, According To Leading Sommeliers
USA TODAY
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CONTRIBUTOR CONTENT



Press Release
Franzese Wines Responds to Strong Consumer Demand with Line Extension and National Expansion for 2024
Franzese Wines targeting over 30,000 9L cases in 2024 and ready to scale.
Forbes
Armenian Wines Are Kicking With Quality
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Kate Dingwall Contributor
I write about people, places, and products in spirits & wine.
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Wines Of Armenia, Turkey, and Georgia
NATIONAL GEOGRAPHIC
LOGIN
An apparent wine press (in front of sign) and fermentation vat (right) emerge during a dig in Armenia.
PHOTOGRAPH COURTESY GREGORY ARESHIAN
Earliest Known Winery Found in Armenian Cave
Barefoot winemakers likely worked in cave where oldest leather shoe was found.
A Guide to Armenia, One of the World's Oldest Wine Regions
Ex Mafia Boss Michael Franzese Launches 'Billion Dollar' Armenian Wine Brand in the US
EIN PRESSWIRE
Everyone's Internet News Presswire
Michael Franzese Wines Responds to Strong Consumer Demand with Line Extension and National Expansion
NEWS PROVIDED BY
Slade Consultancy
April 18, 2024, 14:00 GMT



BEFORE LAST WEFUNDER
400 Points of Distribution
Kroger
Mi Rancho
Viva Supermarket
AFTER LAST WEFUNDER
3000 Points of Distribution
Walmart
Kroger
Albertsons
Save Mart
Mariano's
Lucky's Market
Total Wine
Costco Wholesale
Raley's
Viva Supermarket
Hilton
Marriott
Ralphs
Safeway
Vons
Mi Rancho



BEFORE LAST WEFUNDER
AFTER LAST WEFUNDER
New Scores: Areni (94, 93) and Malbec (94)
Non Alcoholic Wines: Dry and Semi-Sweet
Blackberry Wine
20 & 30 Year Old Brandy
New and Updated White Blend



A Huge Growth in Just One Year

We've already launched **nationally acclaimed wines, built a thriving DTC (direct-to-consumer)** channel, and are now expanding into **retail placements** and events, including virtual wine tastings with Michael himself.


MORE THAN WINE - IT'S A MOVEMENT
RAPID SOCIAL MEDIA GROWTH
DEVOTED FANS AND CUSTOMERS
GROWING AFFILIATE PROGRAM
The best wine ever I tried in US Recommended Highly and this is From Armenia go and order yours
ABELS BAIL BONDS


PRAISED BY TITANS


WOLFGANG PUCK
Legendary culinary innovator and world-renowned chef.
WOLFGANG PUCK

Other successful exits and valuations similar to us

The wine and spirits industry has seen **massive exits and valuations**, especially when backed by powerful storytelling and strong personal brands. **Meiomi Wines** exited for **$315M** just seven years after reaching $5.6M in revenue. **Francis Ford Coppola Winery** reached a **$500M exit** over a decade. **Empathy Wines**, co-founded by Gary Vaynerchuk, hit a **$100M acquisition** in only three years. Meanwhile, **Robert Mondavi Winery** reached a **$1B exit**, proving that legacy and craftsmanship still dominate.

In the spirits world, **Teremana Tequila**, founded by Dwayne "The Rock" Johnson, reached a valuation as high as **$4B**, while **Aviation Gin**, partially owned by Ryan Reynolds, sold for **$610M** at ~24x revenue. Even niche wine brands like **DAOU Vineyards** have seen billion-dollar headlines. These exits show the explosive potential in the space when you combine **authenticity, brand power, and cultural relevance** — a combination Franzese Wine is uniquely positioned to capitalize on.

> ***Disclaimer:*** *These examples are for industry context only. Any projections or comparisons are forward-looking and not guarantees of Franzese Wine's future performance.*


MEIOMI
FRANCIS FORD COPPOLA WINERY
Michael Franzese Wines


Meloni Wines
Revenue: $5.6M
Exit: $315M in 7 years
Francis Ford Coppola
Revenue: $23.9M
Exit: $500M in 10 years
JOIN THE WEBINAR TO SEE OUR NUMBERS
INVEST.FRANZESEWINE.COM
EMPATHY WINES
Empathy Wines
Revenue: $5M
Exit: $100M in 3 years
ROBERT MONDAVI
Robert Mondavi Winery
Revenue: $66M
Exit: $1B


Founded by Dwayne "The Rock" Johnson
Teremana Tequila
Stake Buyer: Jägermeister
Year: 2022
Estimated Valuation: As high as $4 billion
Valuation Multiple: 25x estimated revenue
Owned in part by Ryan Reynolds
Aviation Gin
Acquired By: Diageo
Year: 2020
Acquisition Price: $610 million
Valuation Multiple: ~24x revenue
businesswire
Dec 24, 2024 9:00 AM Eastern Standard Time
Butterfly Completes $1.95 Billion Acquisition of The Duckhorn Portfolio
THE WALL STREET JOURNAL.
BUSINESS | DEALS
Californian Vineyard Founded by Lebanese Migrants Sells for Up to $1 Billion
Winemaker DAOU was set up by two brothers who fled Lebanon during civil war in the 1970s
Treasury Wine Estates, an Australia-based producer, will buy California-based DAOU Vineyards.
PHOTO: DAVID GRAY/REUTERS

Why We're Raising Now

We're opening up this round of investment to **build a business with our community**, not behind closed doors. Your investment will:

- Support **retail expansion** and get Franzese Wine into more stores and restaurants across the U.S.
- Accelerate our **content-driven marketing**, capitalizing on Michael's massive online presence and story.

- Launch **new products**, including non-alcoholic whiskey, brandy, and new wines.
- Host more **intimate, high-impact tasting experiences**, online and in person.


WHAT YOUR INVESTMENT CAN GET YOU
in approximately 3 years
Your Investment
$500
$1000
$2500
$10,000
JOIN THE WEBINAR TO SEE OUR NUMBERS
INVEST.FRANZESEWINE.COM


SPECIAL PERKS FOR HIGH TICKET INVESTORS
$10,000+ Signed Bottle of 30-Year Old Brandy + Franzese Wine Merch
$50,000+ Closed In-Person Investor Dinner With Michael Franzese

Join the Legacy

Franzese Wine is where **ancient tradition, modern excellence**, and a **powerful story of transformation** meet in a glass. When you invest, you're not just backing a bottle — you're backing a legacy.

This is your chance to be a part of something rare:

A brand born from the **world's oldest vineyard...**

Led by a man with one of the **most remarkable redemption stories** in America...

Poised to **shake up the wine world** with soul, class, and purpose.



MJF
FRANZESE WINES
DON'T JUST TASTE THE LEGACY,
JOIN THE LEGACY.
This might be your last chance
to be my partner, and own a
piece of our success.